

February 13, 2013

Via E-mail
Mr. Richard P. Dealy
Executive Vice President, Chief Financial Officer,
 Treasurer and Director
Pioneer Southwest Energy Partners L.P.
c/o Pioneer Natural Resources GP LLC
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re:** **Pioneer Southwest Energy Partners L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-34032**

Dear Mr. Dealy:

We have reviewed your letter dated January 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 2. Properties, page 41

Proved Undeveloped Reserves, page 44

1.   We note your response to comment 2 in our letter dated December 20, 2012. Your response states that 67 of your proved undeveloped well locations had been recorded by your related-party predecessor for five years or more as of December 31, 2011. Please tell us how you considered your relationship with Pioneer Natural Resources Company in concluding that the date you first recorded your reserves is the appropriate starting point for determining the age of your proved undeveloped reserves. With your response,

please describe the substance of the transaction through which your reserves were obtained from Pioneer Natural Resources Company. Your response should also address the nature of Pioneer Natural Resources Company's involvement in making decisions regarding the development of your proved undeveloped well locations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief